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                                                                    EXHIBIT 12.2



                   BOISE CASCADE CORPORATION AND SUBSIDIARIES
            Ratio of Earnings to Combined Fixed Charges and Preferred
                              Dividend Requirements

                                                 Year Ended December 31
                                 ----------------------------------------------------------
                                    1994        1995        1996        1997         1998
                                 ---------   ---------   ---------   ---------    ---------
                                          (dollar amounts expressed in thousands)

Interest costs                   $ 169,170   $ 154,469   $ 146,234   $ 153,691    $ 174,541
Interest capitalized
  during the period                  1,630       3,549      17,778      10,575        1,341
Interest factor related to
  noncapitalized leases(1)           9,161       8,600      12,982      11,931       11,308
Preferred stock dividend
  requirements - pretax             81,876      59,850      65,207      44,686       19,940
                                 ---------   ---------   ---------   ---------    ---------
Combined fixed charges
  and preferred dividend
  requirements                   $ 261,837   $ 226,468   $ 242,201   $ 220,883    $ 207,130

Income (loss) before
  income taxes, minority
  interest, and cumulative
  effect of accounting change    $ (64,750)  $ 589,410   $  31,340   $ (28,930)   $ (21,278)
Undistributed (earnings)
  losses of less than 50%
  owned persons, net of
  distributions received            (1,110)    (36,861)     (1,290)      5,180        3,791
Combined fixed charges
  and preferred dividend
  requirements                     261,837     226,468     242,201     220,883      207,130
Less: Interest capitalized          (1,630)     (3,549)    (17,778)    (10,575)      (1,341)
      Guarantee of interest
        on ESOP debt               (20,717)    (19,339)    (17,874)    (16,341)     (14,671)
                                 ---------   ---------   ---------   ---------     ---------


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
Total earnings before
  combined fixed charges
  and preferred dividend
  requirements                   $ 173,630   $ 756,129   $ 236,599   $ 170,217    $ 173,631


Ratio of earnings to
  combined fixed charges
  and preferred dividend
  requirements                       --           3.34        --          --            --

Excess of combined fixed
  charges and preferred
  dividend requirements
  over earnings before
  combined fixed charges
  and preferred dividend
  requirements                   $  88,207   $    --     $   5,602   $  50,666     $ 33,499

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(1)  Interest expense for operating leases with terms of one year or longer is based on an imputed interest rate for each lease.